Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

20 April 2012

Mission NewEnergy Limited Announces Receipt of Third Notice of Non-Compliance from Nasdaq

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT) today announced that Mission received a letter dated April 18, 2012 from The Nasdaq Stock Market ("Nasdaq") indicating that Mission is not in compliance with the minimum bid price of listed securities, or US$1.00 per share. Mission has until October 15, 2012 to regain compliance. Compliance will be regained if Missions share price closes above US$1.00 or more for a minimum of ten consecutive business days.

This letter has no effect on the listing of Mission's common stock on the Australian Stock Exchange, where it continues to trade on the ASX under "MBT".

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact: